

December 8, 2011

Via E-mail
Brian K. Ferraioli
Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana  70809

> **Re:    The Shaw Group Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2011**
> **Filed October 31, 2011**
> **Form 8-K Filed October 31, 2011**
> **File No. 1-12227**

Dear Mr. Ferraioli:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2011

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Overview of Results and Outlook, page 30

1. We note that you announced your intention to exercise the put options for the 20% ownership interest in Westinghouse.  In future filings, please provide investors with a comprehensive explanation as to how the sale of your 20% ownership interest in Westinghouse will impact your consolidated financial statements.  This analysis should include how the termination of the Westinghouse CRA may impact future revenues and gross profit.  Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.  Please refer to Instruction 3 to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Consolidated Results of Operations, page 31

2.  In future filings, please provide investors with a better understanding of the factors impacting your effective tax rate.  In this regard, a statement that the level and mix of earnings between domestic and international operations for an effective tax rate of (36%) for fiscal year 2011 as compared to an effective tax rate of 29% for fiscal year 2010 should be more descriptive.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3.  In future filings, please provide investors with a more comprehensive understanding about the impact different types of projects have on your revenues and gross profit for each segment.  For example, we note from your earnings call for your fourth quarter of fiscal year 2011 that nuclear projects are expected to have a more significant impact on your power segment's operating results and are expected to have higher gross profit margins than other types of projects.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4.  In future filings, please ensure your explanations for the factors impacting operating results provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward.  For example, we note that the plant services segment's revenues increased due to several factors.  Specifically, you attribute the increase to expanded services for new customers and markets related to the industrial maintenance business.  This disclosure should be expanded to explain how you expanded your industrial maintenance business, to quantify the impact of new customers and to identify, and to quantify the impact of new markets.  Furthermore, for the plant services segment you attribute the increase in gross profit percentage for fiscal year 2011 to the execution in the nuclear maintenance market of both outage and on-line services as well as the continuation of a major project in the industrial maintenance business line, but it is not clear how these items explain to investors why the gross profit percentage increased.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

5.  We note that you recognized changes in estimates of costs to complete for several contracts, which materially impacted your operating results for fiscal year 2011.  In future filings, please ensure that you provide investors with explanations of the factors that cause both positive and negative changes in your estimates of costs, which then materially impacts your operating results.  For example, we note that the power segment's gross profit was negatively impacted by cost increases on a new-build coal project for fiscal year 2011 by $86.8 million.  Expand your disclosures to provide the following additional information:
    *   Clarify if this contract is now in a loss position and if so, quantify such loss;
    *   Identify the specific facts and circumstances, including the related timing, that caused the increase in costs;
    *   Identify the stage of completion of the contract and disclose any other material information that will provide investors with additional insight surrounding this material

change in estimate, its impact to the consolidated financial statements for the change in estimate, and whether there remains a risk of additional cost increases.
Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

6.  In future filings, please quantify each of the factors impacting income from continuing operations.  Specifically, we note that you quantify the factors impacting the power segment's revenues and gross profit.  However, this same level of detail has not been provided for the analysis of your other reportable segments.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 43

7.  We note that total current liabilities exceeded total current assets as of August 31, 2011.  During our review of the fiscal year 2010 Form 10-K, the Company indicated that analysts are concerned with working capital movements; therefore, your discussion and analysis focus is on working capital movements in total.  It is unclear how your current disclosures address your working capital deficiency as of August 31, 2011.  Please revise your disclosures to provide a more balanced discussion of the working capital deficiency.  Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.  Please refer to Instruction 5 of Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

8.  We note as of August 31, 2011, that the amount available to borrow under the facility without violating any covenants is $111.1 million, as compared to a maximum amount available of $1,170.7 million as of August 31, 2011.  In future filings, please provide investors with an understanding as to the factors contributing to the significant difference between the amount available to borrow under the facility based on outstanding letters of credit and the amount available without violating covenants.  Given the significant difference in the maximum amount available and the amount available without violating any covenants, please provide a description of the financial covenants, the minimum/maximum ratios and amounts permitted under the financial covenants, and the actual ratios and amounts achieved as of the most recent balance sheet date.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

9.  In future filings, please provide a discussion and analysis operating cash flows for all three fiscal years rather than the two most recent fiscal years.  Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

Critical Accounting Policies and Estimates, page 49
Percentage of Completion, page 49

10. In future filings, please disclose the factors that could cause and/or have caused you to recognize material changes to total estimated contract costs, both negative and positive.

<u>Income Taxes, page 51</u>

11. We note that your recognized a material loss before income taxes and earnings (losses) from unconsolidated entities for fiscal year 2011.  We further note for fiscal year 2009 that while you recognized income before income taxes and earnings (losses) from unconsolidated entities, the amount was closer to breakeven.  In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets.  Please ensure your disclosure addresses each of the following points, as appropriate:
   - Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income.  Include an explanation of the anticipated future trends included in your projections of future taxable income.  Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment.
   - Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.
   - If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

   Please provide us with the disclosures you intend to include in future filings.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

<u>Goodwill and Intangible Assets Impairment Review, page 51</u>

12. We note your disclosure that the excess of the fair value of your reporting units over their respective carrying values for five of your reporting units exceeded 10%.  Please confirm and revise your disclosures in future filings to clarify, if true, that the fair value of each of your reporting units was substantially in excess of their respective carrying values.  For those reporting units whose estimated fair values are not substantially in excess of their respective carrying value, please disclose the specific percentage by which the estimated fair value exceeds the carrying value by reporting unit.  This will allow investors to better understand how close the respective reporting unit is to failing step 1 of the goodwill impairment test.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

13. We note that your E&C reporting unit has an estimated fair value that exceeds the carrying value by less than 10%.  In your next Form 10-Q, please provide investors with the following additional information regarding the uncertainty associated with the goodwill for your E&C reporting unit:
   - A discussion of the specific factors and assumptions used to estimate E&C reporting unit's fair value for each methodology used.  This discussion should include how E&C's

- historical results have been considered along with management's expectations for its future operating results.
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect on E&C's estimated fair value. For example, we note that E&C's results continued to deteriorate subsequent to the annual impairment test on March 1, 2011. Please clarify whether the deterioration in operating results were in line with the estimates included in E&C's discounted cash flow prepared as of March 1, 2011. If the results were below estimates, please explain why an interim impairment test was not triggered. Please also explain the extent that E&C's results would need to decline to potentially trigger step 2 of the impairment test.

Please note that the discussion and analysis of the uncertainty of the E&C reporting unit's goodwill should be specific to E&C. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in your next Form 10-Q to provide investors with current information about this uncertainty. Please also supplementally tell us whether any of the written indications of interest you have received from potential acquirers included a price for the E&C segment. If yes, please tell us how these quantified offers compare to the carrying value.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-9
Accounts Receivable, page F-11

14. In future filings, please quantify here or within Note 5 the total amount of accruals resulting from disputes or other negotiations established to reflect certain project-related accounts receivable or claims at their net realizable values included within billings in excess of costs and estimated earnings on uncompleted contracts. Please also explain to us how you determined that such amounts are properly reflected as a liability rather than as a reduction of the corresponding receivable along with the specific reference to the FASB ASC that supports your presentation.

Note 15 – Contingencies and Commitments, page F-44

15. In future filings, please revise your disclosure for each of the proceedings that are contract-related (i.e., impacting estimated costs to complete and/or estimated total revenues) to clarify whether it is probable and/or reasonably possible that a negative outcome would result in the corresponding contract to no longer be profitable and/or if the corresponding contract is already a loss contract. To the extent that the contract is a loss contract and/or could become a loss contract, please provide the disclosures required by ASC 450-20-50-4. Please also refer to Example 1 in ASC 605-35-55-2 – 55-10 for additional guidance. While we understand that you have disclosed the amount claimed, which is useful information for investors, this disclosure is not necessarily the same as the amount or range of reasonably possible loss in excess of accrual. For example, to the extent that your contract for a 600

MW steam turbine electrical generation plant in the US is a loss contract, disclosures for the unasserted claims related to the performance obligations should be provided in accordance with ASC 450-20-50-4. To the extent that additional disclosures should be provided in future filings in response to this comment, please provide us with those disclosures that would have been included in the fiscal year 2011 Form 10-K.

16. We note your disclosure for the arbitration proceedings with your equipment and services supplier for the 600 MW steam turbine electrical generation plant contract. In this disclosure you state that you have recognized revenue based on your judgment about the probable outcome of the arbitration. Please provide us with a comprehensive understanding as to why the outcome of your claim and your supplier's claim would impact revenue rather than costs and gross profit associated with this contract.

17. In future filings, please clarify which line item you recognized the $16.8 million charge for the $28.1M F&M segment contract in your consolidated statement of operations. Please also provide us with an understanding as to how you determined that it was appropriate to disclose that you expected a favorable outcome from this lawsuit but that an unfavorable outcome could materially impact your consolidated statements of operations without disclosure about a reasonably possible loss in excess of accrual in your second and third quarters of fiscal year 2011 Forms 10-Q. In this regard, we note your statements in your fourth quarter of fiscal year 2011 earnings call with analysts that the root of the issue was a rogue employee that caused quality issues.

18. Regarding your environmental liabilities, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the reasonably possible additional loss or range of loss that may have been incurred in excess of amounts already recognized, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-4 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts, page F-54

19. We note the following statements at the bottom of page F-54 of your fiscal year 2011 Form 10-K, "…the recording of claims increases gross profit or reduces gross loss on the related projects in the periods the claims are reported. Profit recognition on claims is deferred until the change order has been approved or the disputed amounts have been approved or the

disputed amounts have been settled." There is a concern that investors may not fully understand your accounting policy as it relates to the recognition of claims, as these two statements, without further explanation, appear to conflict when considered with the preceding discussion of when claims and backcharges and claims against vendors are included in estimated revenues and costs, respectively. In future filings, please clarify the instances in which claims, backcharges, and claims against vendors would increase gross profit or reduce gross loss when initially reported. Also, please include disclosure here or within MD&A about the impact the recognition of revenue and/or profit related to claims positively impacted gross profit to the extent material for each period presented. Please also consider disclosing the extent to which costs related to claims are recognized prior to the corresponding revenues and are negatively impacting gross profit to the extent material for each period presented. Please provide us with the disclosure you would have included in your fiscal year 2011 Form 10-K in response to this comment.

20. In future filings, please disclose here or in MD&A the amount recognized in revenues for each period presented from performance incentive and award fee arrangements. This disclosure will allow investors to better understand the impact incentives and award fees are having on gross profit. Please also clarify the portion of the performance incentive and award fee arrangements recognized that remain in costs and estimated earnings in excess of billings on uncompleted contracts.

Note 23 – Revision of Prior Period Financial Statements, page F-57

21. During the three months ended February 28, 2011, we note that you discovered an error related to your calculation of revenue on a multi-currency contract in your E&C segment for fiscal years 2009 and 2010 and the three months ended November 30, 2010. We further note that you did not disclose the impact of this error until April 11, 2011 with the filing of your February 28, 2011 Form 10-Q. We further note that you concluded the effects of the error were not material to any previously reported quarterly or annual period. Given that the restatement resulted in a decrease to net income attributable to Shaw of 11.6% for fiscal year 2010 and 14.5% for fiscal year 2009, please help us understand how you determined that these errors were immaterial. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N. Please also address the following in regards to these errors:
   - Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed;
   - Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting;
   - Please tell us what consideration was given as to whether the auditor's report should include an explanatory paragraph which refers to the correction of an error; and
   - Please tell us how you determined that the appropriate columns on your financial statements should not be clearly identified and labeled as restated.

Form 8-K Filed October 31, 2011

22. We note that you have presented a significant number of non-GAAP performance and liquidity measures in your quarterly press releases. Specifically:
- Net income attributable to Shaw Excluding the Westinghouse Segment
- Diluted Earnings Per Share Excluding the Westinghouse Segment
- EBITDA Excluding the Westinghouse Segment
- EBITDA
- Net cash from Operating Activities Excluding the Westinghouse Segment
- Total Cash Excluding the Westinghouse Segment
- Total Cash

In future filings, please address each of the following for each of the above non-GAAP measures, as appropriate:
- Please present financial information prepared in accordance with US GAAP prior to presenting non-GAAP measures. Specifically, you present measures excluding the Westinghouse Segment prior to the measures including the Westinghouse Segment. Refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.
- Please present the three major categories of the statement of cash flows when presenting non-GAAP liquidity measures, such as net cash from operating activities excluding the Westinghouse Segment, Total Cash excluding the Westinghouse Segment, and Total Cash. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.
- Please reconcile EBITDA from net (loss) income. Refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Please also address this comment in your Forms 10-Q and 10-K.
- Please ensure you have included a statement that explains why you believe that presentation of each non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K for guidance.

Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

23. Please revise the title of the non-GAAP measure, Total Cash. In this regard, there is a concern an investor may be confused by this measure, as the title is confusingly similar to the GAAP measure included in your consolidated balance sheets. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tracey Smith
   for
Terence O'Brien
Accounting Branch Chief